                                   EXHIBIT 12

                     ULTRAMAR DIAMOND SHAMROCK CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGE
                         AND PREFERRED STOCK DIVIDENDS
                      (dollars in millions, except ratios)
                                                   Nine Months
                                                  Ended Sept. 30,                  Year Ended December 31,
                                                  ---------------         ------------------------------------------
                                                  1997       1996         1996      1995      1994    1993      1992
                                                  ----       ----         ----      ----      ----    ----      ----
Earnings:
 Income before taxes                              220.2      137.8        37.2 (1)  141.1     220.7   197.3     133.4

Add: Fixed Charges                                112.1      115.3       157.1      158.74    115.3   125.1     124.3
 Amortization of interest previously capitalized                           0.3        0.2
 Losses of investees                                                                  0.5                         1.1
Less: Capitalized interest                         (2.3)      (7.7)      (10.6)     (16.4)     (7.8)   (6.1)     (6.1)
 Undistributed earnings of investees                                                                   (0.2)
Earnings as adjusted                              330.0      245.4       184.0      284.1     328.2   316.1     252.7
Computation of Fixed Charges:
 Interest expense                                  82.2       81.7       110.1      113.9      87.1    93.1      93.5
 Capitalized interest                               2.3        7.7        10.6       16.4       7.8     6.1       6.1
 Dividend requirement on preferred stock (2)        5.3        5.3         7.1        7.1       6.7     7.1       4.2
 Interest portion of lease commitments             22.3       20.6        29.3       21.3      13.7    18.8      20.5
Total Fixed Charges                               112.1      115.3       157.1      158.7     115.3   125.1     124.3
Ratio of Earnings to Fixed Charges (3)              2.9        2.1         1.2        1.8       2.8     2.5       2.0


(1)      Excludes merger and integration costs of $77.4 million.

(2)      The preferred stock dividend requirement has been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.

(3)      For the purpose of calculating the ratio of earnings to fixed charges, "earnings as adjusted" consist of income before income taxes after adding certain fixed charges as noted above.  "Fixed charges" consist of interest expense, amortization of debt discount and a portion of rent expense representative of the interest factor.